Room 4561

June 10, 2005

Mr. Gordon C. McDougall
President
Revelstoke Industries, Inc.
c/o Dieterich & Associates
11300 West Olympic Boulevard, Suite 800
Los Angeles, California 90064

Re:	Revelstoke Industries, Inc.
	Registration Statement on Form SB-2 filed February 17, 2005 Amendment No. 1 to Registration Statement on Form SB-2 filed
May
13, 2005
	File No. 333-122862

Dear Mr. McDougall:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Registration Statement Facing Page

1. We note that you filed a delaying amendment on May 31, 2005.
Please note that when including a delaying amendment in your filing such legend must meet the requirements of Rule 473(a) under the Securities Act.

Prospectus Cover Page

2. Please revise your prospectus cover page to include all information required under Item 501 of Regulation S-B. We note, for example, that the legends required pursuant to Items 501(a)(7) or
(10) and that pricing and other information pursuant to Item
501(a)(9) are not included.

3. You disclose that you cannot state how many, if any, shares will be sold since there is no firm commitment with respect to the sale of the shares. Similar to your discussion found in your risk factor entitled "`Best Efforts`/No Firm Commitment" supplement the disclosure in this paragraph to further make clear that there is no minimum number of shares that must be sold in order to complete the offering.

4. Further, you disclose that the expenses associated with this offering have been pre-paid by you and are therefore not deducted from net proceeds. Confirm that the expenses of the offering, disclosed in Part II of your registration statement to be $10,033.26 are reflected in your financial statements. We note the "Prepaid Expenses" line item on your balance sheet totaling $11,000.

5. We note your definition of terms for Revelstoke Industries, Inc.
here and in your prospectus summary. Please refrain from using defined terms in your disclosure as it inhibits the readability of the document. It appears that the context of your discussion makes the defining of terms as reference to yourself unnecessary.
Please
see Items 501 and 503 of Regulation S-B, Rule 421(d) under the Securities Act and Release No. 33-7497 for additional guidance.

Prospectus Summary, page 3

6. Please include the telephone number of your principal executive offices as required pursuant to Item 503(b) of Regulation S-B.

7. Please disclose your Internet address.  Please see Item
101(c)(3)
of Regulation S-B.

The Offering, page 3

8. In your discussion under "Shares Offered," please clarify your disclosure to specify that the 162,500 shares to be sold after your sale of 100,000 shares will be sold by selling stockholders.

9. In your discussion under "Use of Proceeds," please briefly discuss the consequences to your use of proceeds if you do not completely sell all the shares you are offering in this best efforts offering.

Risk Factors, page 5

10. Please revise the headings for your risk factors so that each such heading specifically identifies the risks to you posed by the risk factors that you discuss. For example, the "Lack of Profitability/Limited Operating History" heading states briefly a risk factor but does not concisely state the risk posed by your lack of profitability or limited operating history.

11. We note that certain risk factors such as that discussed under "Economic Conditions" and "Liquidity" relate to general conditions that affect all businesses and that your discussion does not specifically address how such a risk would affect your business. Please refrain from discussing risk factors that apply to any issuer or any offering and instead provide a specific discussion as to how such a risk would affect you or the offering. Please review your risk factors in light of this comment.

Competition, page 7

12. We note your discussion of other reclamation and excavation companies, some of which operate globally, have established networks and have significant goodwill. Please reconcile this disclosure with the risk you set forth under "Uncertain Market Acceptance." It appears that with such established competitors, your reclamation and preparation services do have an established market.

Industry Uncertainty, page 7

13. It appears that you have set forth in this risk factor discussion a number of risk factors that would benefit from separate discussions as to their impact on your business. Please revise your disclosure accordingly and note our comment 11 above.

Facilities, page 8

14. Please elaborate on the specific risk you face by the fact that your current offices are inadequate for your needs.

Dilution, page 9

15. We note your reference to a dilution section, but are unable to locate any additional dilution discussion in your disclosure.
Please
provide the disclosure required by Item 506 of Regulation S-B here or elsewhere in your prospectus.

Use of Proceeds, page 11

16. We note that you have identified marketing, operations and working capital as uses for the proceeds from this offering. Please provide additional concise disclosure on what each itemized use entails and whether any specific purpose is contemplated. In addition, please elaborate on how proceeds will be allocated if you do not sell all the shares you are offering and whether any additional funds will be necessary to accomplish any of purposes you have for the proceeds. We note your statement on page 22 that additional financing will be required to fund the commencement of operations. Please see Item 504 of Regulation S-B and the instructions thereto for additional guidance.

Selling Stockholders, page 11

17. It appears that you have provided certain disclosure which would more appropriately address the disclosure requirements you sought to address under your security ownership of certain beneficial owners and management section. Please revise your disclosure in this section accordingly so as to only provide the disclosure required under Item 507 of Regulation S-B. Please also provide information related to any material relationship with a selling stockholder. We note that Russell J. and Janet Shiels are stockholders and pursuant to your later disclosure appear to have a material relationship with you. Further, please provide a brief discussion of the transaction(s) in which the selling stockholders obtained their shares.

Plan of Distribution, page 14

18. We note your statement that "If all the shares are not sold at this maximum offering price, we may change the offering price or any other selling term." Please elaborate on what the term "all" refers to, e.g., your offering plus the shares offered by selling stockholders, and what you mean by the term "maximum offering price."
In addition, please address when the offering will end and what changes you contemplate making to the selling terms if "all" the shares are not sold. Please also provide us with your analysis as to how and when such changes in terms will be communicated to investors, whether such investors may retroactively be affected by such changes in terms and how such changes conform to the requirement that your offering materials contain full and fair disclosure of the offering.
Please note that any change to your offering price or other material selling term would likely constitute a fundamental change in the information in the registration statement as well as a material change to the plan of distribution, in each case, requiring you to file a post-effective amendment to this registration statement rather than using the existing registration statement to conduct the modified offering. Revise your disclosure accordingly to reflect that you may not change the offering price or any other material "selling term" and still conduct the offering using this registration statement. In addition, since you do not meet the requirements of Rule 415(a)(4), we assume that you are not intending to conduct an at the market offering on a continuous or delayed basis. Please confirm.

19. Please provide us with your detailed analysis as to why your officers and directors conducting the sales of your shares of common stock should not be construed as brokers for which registration is required under the Exchange Act. Please see Rule 3a4-1 under the Exchange Act for additional guidance.

20. Please disclose how you will inform investors of whether you have sold all 100,000 shares that you are offering. Please also file the agreement upon which the selling stockholders have agreed not to sell their shares until such time as you have completed the sale of all your shares. Please see Item 601(b)(10) of Regulation S-B.

21. Please file the indemnification agreements that you have entered into with your selling stockholders. Please see Item 601(b)(10) of
Regulation S-B.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 17

22. Please revise your discussion to provide the information required pursuant to Item 303(a) of Regulation S-B. In addition, please elaborate on your liquidity discussion to discuss in greater detail the source of your funds to date.

Description of Business, page 19

23. Please elaborate on your statement that "[you] will utilize
Atlantic`s experience and expertise on a cost-recovery basis."

24. We note your list of services on page 20 to be provided to you by
Atlantic on a costs plus 15% basis. Your subsequent statement notes the payment of $2,500 plus travel expenses for Atlantic`s review of the viability of prospective projects. It appears, however, that the review of the viability of projects is also listed as a service in which Atlantic will be paid costs plus 15%. Please reconcile.

25. Please provide us the basis for the statements you make in the first paragraph under your market and industry analysis section.

26. We note your statement under development opportunities on page
22
that you intend to acquire, reclaim and develop commercial sites. Your disclosure elsewhere, however, suggests that your business will consist of marketing and contracting land reclamation contracts using the services of Atlantic as a subcontractor. Please reconcile.

27. With respect to your regulation discussion, please elaborate on the specific regulations, e.g., zoning or environmental regulations, that impact your business and how they impact your business.

28. With respect to your facilities discussion, please elaborate on any current plans you have to meet your office requirements. We note, for example, that you may obtain a location in the United States or Canada. Please elaborate on whether specific locations have been determined and whether there is a particular preference for a location. Further, please elaborate on your necessary considerations when determining where to locate your additional office facilities and whether you expect your current office facilities to remain your principal executive offices.

Management, page 22

29. Please clarify whether your two executive officers have been with you since your inception.

30. We note your statement on page 24 that Mr. Sedgwick owned one of the "largest and most successful independent establishments the interior of British Columbia had enjoyed." Please provide us with support for your statement.

Executive Compensation, page 24

31. Item 402(a)(2)(i) of Regulation S-B requires disclosure of compensation information with respect to your chief executive officer or the person acting in a similar capacity during your last fiscal year. See Instruction 1 to Item 402(a)(2). It appears that Mr. McDougall served in such a role. Please provide the disclosure required by Item 402 for Mr. McDougall.

Certain Relationships and Related Transactions, page 24

32. Please provide the disclosure required pursuant to Item 404(a) of
Regulation S-B with respect to your relationship with Atlantic, Mr.
Shiels and Ms. Shiels. Please confirm that other than the foregoing relationships, you do not have any other relationships or transactions required to be disclosed pursuant to Item 404(a).

33. Please provide disclosure pursuant to Item 404(d) of Regulation
S-B.

Legal Matters, page 28

34. Your current disclosure appears responsive to Items 103 and 401(f) of Regulation S-K. Please consider placing such disclosure in your business discussion in a section titled legal proceedings.

35. Please consider referring to your counsel`s opinion with respect to the validity of the shares being offering in your registration statement.

Experts, page 28

36. We note that your auditors have consented to their reference in this section. It, however, does not appear that they have been mentioned in this section. Please revise your disclosure to refer to your accountants.

Prospectus Back Cover Page

37. Please include the necessary legend pursuant to Item 502(b) of Regulation S-B.

Auditors` Report, page 30

38. The auditors` report should be appropriately titled "report of
registered public accounting firm."   The report also should
indicate
that the audit was conducted in accordance with the standards of the
Public Company Accounting Oversight Board. Please refer to PCAOB Auditing Standard No. 1. In addition, the report should clearly indicate each period audited including the cumulative period. The inception date should be indicated when referencing to that periods that include that date (e.g., date of inception (April 5, 2004) to February 28, 2005 and date of inception (April 5, 2004) to May 31,
2005). The report should indicate that you also audited the three month ended February 28, 2005, if true.

Statements of Operations, page 31

39. Tell us why you include nine months of information when you formed the company on April 5, 2004. It appears that the nine months begins on June 1 through February 28, 2005. Explain why June 1st is the inception date when you were incorporated on April 5, 2004 and sold shares of common stock on that date. Tell us and disclose your fiscal year end (i.e., May 31). The financial statements included in this registration statement should include the period from inception to the last day of the reporting period. See paragraph 11 of SFAS 7.
That is, if May 31 is the end of the year, the financial statements should include a separate column for the period from inception to May
31.

40. The cumulative column should include the totals for each expense caption presented in the statements of operations. Similar information is missing from the statements of cash flows. Ensure that all financials statements include complete information.

Statements of Cash Flows, page 34

41. We note that on April 5, 2004 you issued shares of common stock for cash in the amount of $9,167 (your page 33). Tell us why this amount does not appear on the statements of cash flow. See paragraph
19(a) of SFAS 95. In addition, tell us why the changes in "accounts payable and accrued expenses" do not agree to the changes as indicated on the balance sheets.


Signatures

42. Please ensure that each of (1) you (the company), (2) your principal executive officer or officers, (3) your principal financial officer, your controller or principal accounting officer and (4) at least a majority of your board of directors execute the registration statement. Please also specify the capacities in which each signatory is executing the registration statement.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Steven Williams at (202) 551-3478, or
Stephen
Krikorian, Branch Chief - Accounting, at (202) 551-3488, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477, or Perry Hindin at (202) 551-3444, with any other questions. If you need further assistance, you may contact me at (202) 551-3462.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Christopher H. Dieterich, Esq.
	Dieterich & Associates
	11300 West Olympic Boulevard, Suite 800
	Los Angeles, California 90064
	Telephone: (310) 312-6888
	Facsimile:  (310) 312-6680